UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cerus Corporation

File No. 000-21937- CF#23323

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Cerus Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2009.

Based on representations by Cerus Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.34	through June 18, 2013
Exhibit 10.36	through September 30, 2013
Exhibit 10.37	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief